Date: 09/06/2008	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LINUX GOLD CORP. (AMENDED)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	25/06/2008
Record Date for Voting (if applicable) :	25/06/2008
Meeting Date :	30/07/2008
The River Club
Meeting Location (if available) :	11111 Horseshoe Way
Richmond, BC (AMENDED)

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	53612Q101	CA53612Q1019

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for LINUX GOLD CORP.